Exhibit 12.1

YUM! Brands, Inc.
Ratio of Earnings to Fixed Charges Years Ended 2010 - 2006
(In millions except ratio amounts)

	52 weeks
	2010	2009	2008	2007	2006

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$1,594	$1,396	$1,280	$1,191	$1,108

Minority interest	—	—	11	—	—

50% or less owned Affiliates’ interests, net	(7)	(1)	(1)	(7)	(12)

Interest Expense	212	229	273	217	174

Interest portion of net rent expense	298	276	258	243	209

Earnings available for fixed charges	$2,097	$1,900	$1,821	$1,644	$1,479
Fixed Charges:

Interest Expense	$213	$230	$273	$217	$174
Interest portion of net rent expense	298	276	258	243	209

Total fixed charges	$511	$506	$531	$460	$383

Ratio of earnings to fixed charges	4.10	3.75	3.43	3.57	3.86